[redacted]

05012289

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

27 October 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED NOV 03 2005 WASH. D.C. 192 SECTION

Your ref : 82-34872

PROCESSED NOV 07 2005 THOMSON FINANCIAL

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dlw 11/3

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
19 OCTOBER TO 27 OCTOBER 2005

170	21/10/2005 : 15:25:00	Smiths Group PLC - Holding(s) in Company
171	24/10/2005 : 09:43:00	Smiths Group PLC - Holding(s) in Company
172	24/10/2005 : 10:39:00	Smiths Group PLC - Additional Listing
173	26/10/2005 : 13:57:00	Smiths Group PLC - Holding(s) in Company
174	26/10/2005 : 13:58:00	Smiths Group PLC - Holding(s) in Company
175	26/10/2005 : 18:16:00	Smiths Group PLC - Director/PDMR shareholding

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:25 21-Oct-05
Number	0190T

smiths

21 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDER NAMED ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   CATER ALLEN INTERNATIONAL LIMITED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 20 OCTOBER 2005

12. Total holding following this notification: NOT DISCLOSED

13. Total percentage holding of issued class following this notification: <3%

14. Any additional information: CATER ALLEN INTERNATIONAL LIMITED HAS ADVISED THAT IT NO LONGER HAS A REPORTABLE INTEREST IN THE COMPANY'S SHARES.

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 21 OCTOBER 2005

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	09:43 24-Oct-05
Number	0471T

smiths

24 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: MORGAN STANLEY SECURITIES LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION OF INTERESTS OF MORGAN STANLEY SECURITIES LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 21.10.2005

12. Total holding following this notification: 28,075,332 SHARES (AT 18 OCTOBER 2005)

13. Total percentage holding of issued class following this notification*: 4.97%

14. Any additional information

    MORGAN STANLEY SECURITIES HAS TRANSFERRED FROM TIME TO TIME 28,075,332 SHARES TO A THIRD PARTY ON TERMS WHICH GIVES IT THE RIGHT TO REQUIRE THE RETURN OF AN EQUIVALENT NUMBER OF SHARES.

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 24.10.2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:39 24-Oct-05
Number	0517T

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	13:57 26-Oct-05
Number	2003T

smiths

26 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: MORGAN STANLEY SECURITIES LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION OF INTERESTS OF MORGAN STANLEY SECURITIES LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 26.10.2005

12. Total holding following this notification: 28,411,439 SHARES (AT 21 OCTOBER 2005)

13. Total percentage holding of issued class following this notification*: 5.03%

14. Any additional information

    MORGAN STANLEY SECURITIES HAS TRANSFERRED FROM TIME TO TIME 27,945,829 SHARES TO A THIRD PARTY ON TERMS WHICH GIVES IT THE RIGHT TO REQUIRE THE RETURN OF AN EQUIVALENT NUMBER OF SHARES.

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 26.10.2005

* *any treasury shares held by the listed company should not be taken into account when calculating percentage*

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	13:58 26-Oct-05
Number	2000T

smiths

26 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES: BARCLAYS BANK TRUST COMPANY LTD; BARCLAYS CAPITAL SECURITIES LTD; BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD; BARCLAYS GLOBAL INVESTORS CANADA LTD; BARCLAYS GLOBAL INVESTORS LTD; BARCLAYS GLOBAL INVESTORS, N.A.; BARCLAYS GLOBAL INVESTORS JAPAN LTD; BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING; BARCLAYS GLOBAL FUND ADVISORS; BARCLAYS LIFE ASSURANCE CO LTD; BARCLAYS PRIVATE BANK AND TRUST LTD; BARCLAYS PRIVATE BANK LTD; AND GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL NOMINEES LTD	5,804,125
BARCLAYS GLOBAL INVESTORS CANADA	26,647
BARCLAYS TRUST CO & OTHERS	471
BARCLAYS TRUST CO AS EXEC/ADM	79
BARCLAYS TRUST CO DMC69	11,500
BARCLAYS TRUST CO R69	53,110
BNP PARIBAS	78,688
CHASE NOMINEES LTD 16376 A/C	304,678
CHASE NOMINEES LTD 20947 A/C	4,807,342
CHASE NOMINEES LTD 28270 A/C	257,077
CIBC MELLON GLOBAL SECURITIES	46,243
CLYDESDALE NOMINEES HGB0125 01201382 A/C	5,750
CLYDESDALE NOMINEES HGB0125 01201420 A/C	2,300
GERRARD NOMINEES LIMITED ER1 A/C	67,688
GRIEG MIDDLETON NOMINEES LIMITED GM1 A/C	222,645
GRIEG MIDDLETON NOMINEES LIMITED GM3 A/C	107,200
INVESTORS BANK AND TRUST CO.	8,871,572
JP MORGAN (BGI CUSTODY) 16331 A/C	159,650
JP MORGAN (BGI CUSTODY) 16338 A/C	33,400
JP MORGAN (BGI CUSTODY) 16341 A/C	375,374
JP MORGAN (BGI CUSTODY) 16342 A/C	69,343
JP MORGAN (BGI CUSTODY) 16344 A/C	28,504
JP MORGAN (BGI CUSTODY) 16345 A/C	55,513

JP MORGAN (BGI CUSTODY) 16400 A/C	5,824,435
JP MORGAN (BGI CUSTODY) 17011 A/C	9,245
JP MORGAN (BGI CUSTODY) 18408 A/C	25,979
JPMORGAN CHASE BANK	1,262,909
MASTER TRUST BANK	6,386
MELLON TRUST - US CUSTODIAN/	154,714
MELLON TRUST OF NEW ENGLAND	135,964
MITSUBISHI TRUST INTERNATIONAL	4,061
MITSUI ASSET	7,343
NORTHERN TRUST BANK - BGI SEPA	361,979
R C GREIG NOMINEES LTD RC1 A/C	1,830,560
R C GREIG NOMINEES LTD AK1 A/C	637,147
R C GREIG NOMINEES LTD BL1 A/C	161,891
R C GREIG NOMINEES LTD CM1 A/C	76,633
R C GREIG NOMINEES LTD GP1 A/C	192,749
R C GREIG NOMINEES LTD SA1 A/C	101,503
REFLEX NOMINEES LTD	594
STATE STREET BANK & TRUST - WI	86,085
STATE STREET BOSTON	381,292
STATE STREET TRUST OF CANADA	53,136
SUMITOMO TB	3,029
THE NORTHERN TRUST COMPANY - U	74,539
TRUST & CUSTODU SERVICES BANK	5,899
ZEBAN NOMINEES LTD	533

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 26.10.2005

12. Total holding following this notification: 32,787,504 SHARES (AT 21 OCTOBER 2005)

13. Total percentage holding of issued class following this notification*: 5.81%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 26.10.2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	18:16 26-Oct-05
Number	2223T

26 OCTOBER 2005

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): INTERESTS OF DIRECTOR
3. Name of *person discharging managerial responsibilities/director*: KEITH OLIVER BUTLER-WHEELHOUSE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   i) HOLDING OF THE DIRECTOR NAMED IN 3 ABOVE
   ii) NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE DIRECTOR NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: KEITH OLIVER BUTLER-WHEELHOUSE
8. State the nature of the transaction:
   i) MARKET PURCHASE OF SHARES BY DIRECTOR
   ii) CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN TO DIRECTOR
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: MARKET PURCHASE OF 72,543 SHARES BY DIRECTOR
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.013%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 901.23p PER SHARE FOR MARKET PURCHASE
14. Date and place of transaction: 25 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 367,083 SHARES = 0.065%

16. Date issuer informed of transaction 25 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 26 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON DATE OF THE ANOUNCEMENT OF THE COMPANY'S PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDING 31 JULY 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES / 125,937
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
    TOTAL AWARDS OVER 125,937 SHARES UNDER THE CO-INVESTMENT PLAN
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): INTERESTS OF DIRECTOR
3. Name of *person discharging managerial responsibilities/director:*
   JOHN FERRIE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   i) HOLDING OF THE DIRECTOR NAMED IN 3 ABOVE
   ii) NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE DIRECTOR NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   JOHN FERRIE
8. State the nature of the transaction:
   iii) MARKET PURCHASE OF SHARES BY DIRECTOR
   iv) CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN TO DIRECTOR
   v) EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME BY DIRECTOR
   vi) MARKET SALE OF SHARES BY DIRECTOR
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   i) MARKET PURCHASE OF 18,186 SHARES BY DIRECTOR
   ii) EXERCISE OF OPTION OVER 10,473 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage):
0.005%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
MARKET SALE OF 4,294 SHARES BY DIRECTOR
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage):
<0.001%
13. Price per *share* or value of transaction:
i) 901.23p PER SHARE FOR MARKET PURCHASE AND MARKET SALE
ii) 0.1p PER SHARE OPTION EXERCISE PRICE
14. Date and place of transaction: 25 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
116,395 SHARES = 0.021%
16. Date issuer informed of transaction 25 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 26 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
THE AWARD WILL VEST ON DATE OF THE ANOUNCEMENT OF THE COMPANY'S PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDING 31 JULY 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES / 31,571
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
TOTAL AWARDS OVER 31,571 SHARES UNDER THE CO-INVESTMENT PLAN
23. Any additional information:
VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): INTERESTS OF DIRECTOR AND DIRECTOR'S SPOUSE
3. Name of *person discharging managerial responsibilities/director*:
JOHN LANGSTON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
i) HOLDING OF THE DIRECTOR NAMED IN 3 ABOVE
ii) NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE DIRECTOR NAMED

IN 3 ABOVE

iii) HOLDING OF DIRECTOR'S SPOUSE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:

   i) JOHN LANGSTON

   ii) MONICA PATRICIA JOSEPHINE LANGSTON

8 State the nature of the transaction:

   i) MARKET PURCHASE OF SHARES BY DIRECTOR

   ii) CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN TO DIRECTOR

   iii) EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME BY DIRECTOR

   iv) MARKET SALE OF SHARES BY DIRECTOR

   v) MARKET SALE OF SHARES BY DIRECTOR'S SPOUSE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:

   i) MARKET PURCHASE OF 29,769 SHARES BY DIRECTOR

   ii) EXERCISE OF OPTION OVER 9,147 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage):

    0.007%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:

    i) MARKET SALE OF 3,750 SHARES BY DIRECTOR

    ii) MARKET SALE OF 26,769 SHARES BY DIRECTOR'S SPOUSE

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage):

    0.005%

13. Price per *share* or value of transaction:

    i) 901.23p PER SHARE FOR MARKET PURCHASE AND MARKET SALES

    ii) 0.1p PER SHARE OPTION EXERCISE PRICE

14. Date and place of transaction: 25 OCTOBER 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):

    94,351 SHARES = 0.017%

16. Date issuer informed of transaction 25 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 26 OCTOBER 2005 (DATE OF AWARD)

18. Period during which or date on which it can be exercised:

    THE AWARD WILL VEST ON DATE OF THE ANOUNCEMENT OF THE COMPANY'S PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDING 31 JULY 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)

19. Total amount paid (if any) for grant of the option: NIL

20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES / 51,680

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A

22. Total number of *shares* or debentures over which options held following notification:

    TOTAL AWARDS OVER 51,680 SHARES UNDER THE CO-INVESTMENT PLAN

23. Any additional information:

VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): INTERESTS OF DIRECTOR AND DIRECTOR'S SPOUSE
3. Name of *person discharging managerial responsibilities/director*: DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   i) HOLDING OF THE DIRECTOR NAMED IN 3 ABOVE
   ii) NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE DIRECTOR NAMED IN 3 ABOVE
   iii) HOLDING OF DIRECTOR'S SPOUSE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   i) DAVID PETER LILLYCROP
   ii) KAYE LORRAINE LILLYCROP
8 State the nature of the transaction:
   i) MARKET PURCHASE OF SHARES BY DIRECTOR
   ii) CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN TO DIRECTOR
   iii) EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME BY DIRECTOR
   iv) MARKET SALE OF SHARES BY DIRECTOR
   v) MARKET SALE OF SHARES BY DIRECTOR'S SPOUSE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   i) MARKET PURCHASE OF 26,130 SHARES BY DIRECTOR
   ii) EXERCISE OF OPTION OVER 8,876 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage):
    0.006%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
    i) MARKET SALE OF 6,376 SHARES BY DIRECTOR
    ii) MARKET SALE OF 26,130 SHARES BY DIRECTOR'S SPOUSE
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage):
    0.006%
13. Price per *share* or value of transaction:
    i) 901.23p PER SHARE FOR MARKET PURCHASE AND MARKET SALES

ii) 0.1p PER SHARE OPTION EXERCISE PRICE

14. Date and place of transaction: 25 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    80,254 SHARES = 0.014%
16. Date issuer informed of transaction 25 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 26 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON DATE OF THE ANOUNCEMENT OF THE COMPANY'S PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDING 31 JULY 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES / 45,362
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
    TOTAL AWARDS OVER 45,362 SHARES UNDER THE CO-INVESTMENT PLAN
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): INTERESTS OF DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   ALAN MATTHEW THOMPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   i) HOLDING OF THE DIRECTOR NAMED IN 3 ABOVE
   ii) NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE DIRECTOR NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   ALAN MATTHEW THOMSON
8 State the nature of the transaction:
   i) MARKET PURCHASE OF SHARES BY DIRECTOR
   ii) CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN TO DIRECTOR
   iii) EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME BY DIRECTOR

iv) MARKET SALE OF SHARES BY DIRECTOR

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   i) MARKET PURCHASE OF 31,920 SHARES BY DIRECTOR
   ii) EXERCISE OF OPTION OVER 10,652 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage):
    0.008%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
    MARKET SALE OF 25,059 SHARES BY DIRECTOR
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage):
    0.004%
13. Price per *share* or value of transaction:
    i) 901.23p PER SHARE FOR MARKET PURCHASE AND MARKET SALE
    ii) 0.1p PER SHARE OPTION EXERCISE PRICE
14. Date and place of transaction: 25 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    131,899 SHARES = 0.023%
16. Date issuer informed of transaction 25 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 26 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON DATE OF THE ANOUNCEMENT OF THE COMPANY'S PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDING 31 JULY 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES / 55,414
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
    TOTAL AWARDS OVER 55,414 SHARES UNDER THE CO-INVESTMENT PLAN
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): INTERESTS OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR)
3. Name of *person discharging managerial responsibilities/director*:
   STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   i) HOLDING OF THE PDMR NAMED IN 3 ABOVE
   ii) NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PDMR NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: STEPHEN PHIPSON
8 State the nature of the transaction:
   i) MARKET PURCHASE OF SHARES BY PDMR
   ii) CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN TO PDMR
   iii) EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME BY PDMR
   iv) MARKET SALE OF SHARES BY PDMR
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   i) MARKET PURCHASE OF 13,341 SHARES BY PDMR
   ii) EXERCISE OF OPTION OVER 2,169 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage):
   0.003%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
   MARKET SALE OF 889 SHARES BY PDMR
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage):
   <0.001%
13. Price per *share* or value of transaction:
   i) 901.23p PER SHARE FOR MARKET PURCHASE AND MARKET SALE
   ii) 0.1p PER SHARE OPTION EXERCISE PRICE
14. Date and place of transaction: 25 OCTOBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
   33,112 SHARES = 0.006%
16. Date issuer informed of transaction 25 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 26 OCTOBER 2005 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
   THE AWARD WILL VEST ON DATE OF THE ANOUNCEMENT OF THE COMPANY'S PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDING 31 JULY 2008 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES / 23,161
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
   TOTAL AWARDS OVER 23,161 SHARES UNDER THE CO-INVESTMENT PLAN
23. Any additional information:
   VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING

SATISFIED

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 26 OCTOBER 2005

END

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